Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
APPOINTMENT OF NEW BOARD MEMBER

March 17, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce the appointment of Robert Heinemann to its board of directors. Mr. Heinemann is the former President and CEO of Berry Petroleum Company, a role he held from 2004 until 2013, and a former vice president of Halliburton Company and Mobil Corporation. He holds a Bachelor of Education degree in chemical engineering, as well as a Doctor of Philosophy in chemical engineering, from Vanderbilt University.

“We’re very happy to have Bob join our team,” said Scott Saxberg, president and CEO of Crescent Point. “His many years of experience working in the oil and gas industry in the U.S. will be a great benefit to the company, especially as we continue to grow our presence there.”

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein. Additional information on the factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities, including its Annual Information Form – see “Risk Factors” – and on its website – see “Forward-Looking Statements”.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone:   (403) 693-0020                                                          Toll-free (U.S. & Canada): 888-693-0020
Fax:                (403) 693-0070                                                          Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the NYSE, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6